Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania & New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7385 dfelice@mmwr.com

Via Email and EDGAR

September 29, 2011

Mr. Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rochdale High Yield Advances Fund LLC File No. 811-22539

Dear Mr. DiStefano:

Please be advised that the above-referenced company (“Registrant”) has filed an application pursuant to Rule 8f-1 under the Investment Company Act of 1940 seeking an order (“Requested Order”) of the Securities and Exchange Commission declaring that Registrant is no longer an investment company within the meaning of that Act.  As indicated in such filing, which was made on September 21, 2011, Registrant is in the process of winding up its affairs with a view to final dissolution upon received of the Requested Order.

Should you have any questions regarding this letter, please contact me at 215-772-7385.

Sincerely,

Don E. Felice

cc:           Kurt Hawkesworth
Joseph Alley